Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

Year ended December 31,
2017	2016	2015	2014	2013
Fixed Charges:
Interest expense	$15,658	$34,987	$43,446	$45,806	$39,152
Capitalized interest	2,121	1,206	2,992	1,710	2,694
Amortization of public offering costs	809	1,933	2,257	4,775	2,143
Portion of rent expense representative of interest	5,415	4,692	3,998	3,303	4,864
Total fixed charges	$24,003	$42,818	$52,693	$55,594	$48,853

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$40,105	$(10,625)	$(316,707)	$(1,507,581)	$(840,661)
Fixed charges above	24,003	42,818	52,693	55,594	48,853
Less interest capitalized	(2,121)	(1,206)	(2,992)	(1,710)	(2,694)
Current period amortization of capitalized interest	1,996	1,985	2,472	4,526	6,519
Total earnings available for fixed charges	63,983	32,972	(264,534)	(1,449,171)	(787,983)

Earnings sufficient (insufficient) to cover fixed charges	$39,980	$(9,846)	$(317,227)	$(1,504,765)	$(836,836)

Ratio of earnings to fixed charges	2.67	x	0.77	x	N/A	N/A	N/A

N/A - represents coverage ratio of less than 1.